ASIARIM CORPORATION

Suite 1601, Jie Yang Building, 271 Lockart Road, Wanchai, Hong Kong

Mr. Chris Wade-West President & CEO SPbyDesign 9710 Research Drive Irvine, CA 92618
January 5, 2010
Settlement Commodore Business
Dear Chris:

On 10 February 2009 you entered into a trademark license agreement for making use of the trademark 'Commodore' with CIC Europe Holding B.V., currently a subsidiary of Asiarim Corporation ("Asiarim"). There was furthermore an intention to sell and deliver the shares in the share capital of SP by Design, Inc. ("SPbyDesign") to CIC Europe Holding B.V. in return for a stake in the share capital of CIC Europe Holding B.V. However, due to the developments in 2009, parties agreed and accepted that the aforementioned transactions will not be executed anymore by and between the parties and the aforementioned trademark license and share purchase agreements have both been terminated.

We recognized that SPbyDesign has put a lot of efforts into the launch of the Commodore products and distributing activities within its customer network in the U.S since early 2009. Due to various reasons the product introduction has not been successful and the sale of the products has not started yet. In recognition of your efforts and costs incurred with your Commodore activities in 2009, we hereby offer you a compensation package set out below. As part of this compensation Asiarim will get any and all URL's held by you or SPbyDesign containing the word 'Commodore'.

As you are aware, Asiarim intends now to open alternative sources in the U.S. for the sales and distribution of 'Commodore' branded products.

ASIARIM CORPORATION

Suite 1601, Jie Yang Building, 271 Lockart Road, Wanchai, Hong Kong

The offered compensation package contains:
(a)

A total cash payment of three hundred fifty thousand (350,000) U.S. dollars ("Settlement Amount") payable from the proceeds of the first customer orders in the U.S. to be executed from January 2010 onwards. The sales margins derived from these sales in U.S. shall be paid, upon receipt of the sales proceeds from the customers, towards the Settlement Amount until the Settlement Amount is fully paid to you. In any event first installment is the amount of $75,000 on or before March 1, 2010 and $75,000 on or before May 1, 2010 and the remaining balance of the Settlement Amount will be paid to you before July 1, 2010.

(b)

Two hundred fifty thousand (250,000) ordinary shares in the capital stock of Asiarim Corporation, subject to the condition that you will not sell or transfer any of those shares one year from the date of issuance which will be within 10 days from the date of signing of this agreement, and Asiarim will have the first right of refusal for purchase of these shares.

ASIARIM CORPORATION

Suite 1601, Jie Yang Building, 271 Lockart Road, Wanchai, Hong Kong

This compensation contains a full and final settlement between the parties in respect to any and all arrangements or agreements or understandings on the Commodore license trademark and the share purchase agreements with SPbyDesign.

Chris, we believe that - given the circumstances - the above offer is fair and appropriate. We kindly request you to countersign this letter for your agreement and acceptance.
Sincerely yours,	Agreed and accepted by,
/s/ Ben van Wijhe	/s/ Chris Wade-West
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Ben van Wijhe,	SP by Design, Inc & Chris Wade-West
President & CEO,	as President & CEO and in private
Asiarim Corporation
/s/ Te Hwai Ho
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Te Hwai Ho
Director & CFO,
Asiarim Corporation